EXHIBIT 4(g)


                                       GUARANTEE


            Sears, Roebuck and Co., a corporation organized and existing under the laws of the State of New York ("Sears"), under the Indenture, dated as of May 15, 1995, between Sears Roebuck Acceptance Corp., a corporation organized and existing under the laws of the State of Delaware (the "Company") and JPMorgan Chase Bank (successor to The Chase Manhattan Bank, N.A.), a state banking corporation (the "Trustee"), as supplemented by the First Supplemental Indenture, dated as of November 3, 2003 (the "First Supplemental Indenture"), among the Company,Sears and the Trustee (as so supplemented, the "Indenture"), has irrevocably and unconditionally guaranteed that (a) the principal of (and premium, if any) and interest on the Notes shall be paid in full when due, whether at maturity, by acceleration or otherwise, and (b) in case of any extension of time in payment or renewal of any Notes or pursuant to any cure period provisions of the Notes or the Indenture, they shall be paid in full when due in accordance with the terms of the extension, renewal or cure period (the "Guarantee"). Failing payment when due of any amount so guaranteed, the Guarantee obligates Sears to pay the same. In the event of a default in the payment of principal, interest or premium (if any), the Trustee or any Holder of Notes may enforce the Guarantee against Sears without first proceeding against the Company. Capitalized terms used herein have the meanings assigned to them in the Indenture unless otherwise indicated.

            The obligations of Sears to the Holders of Notes and to the Trustee pursuant to the Guarantee are expressly set forth in the First Supplemental Indenture and reference is hereby made to such First Supplemental Indenture for the precise terms of the Guarantee.

            No stockholder, officer, director or incorporator, as such, past, present or future of Sears shall have any liability under the Guarantee by reason of his, her or its status as such stockholder,officer, director or incorporator.

            The Guarantee shall be applicable to all Notes outstanding on the date hereof and any Note authenticated after the date of the Guarantee, in accordance with the terms of the Indenture whether or not a notation of the
 Guarantee is endorsed on any Note. The Guarantee is a continuing guarantee and shall remain in full force and effect and shall be binding upon Sears and its successors and assigns until full and final payment of all of principal, interest and premium (if any) under the Notes and shall inure to the benefit of the successors and assigns of the Trustee and the Holders and, in the event of any transfer or assignment of rights by any Holder or the Trustee, the rights and privileges herein conferred upon that party shall automatically extend to and be vested in such transferee or assignee, all subject to the terms and conditions hereof. The Guarantee is a guarantee of payment, not of collectibility.

            Sears hereby confirms that it is its intention that this Guarantee not constitute a fraudulent transfer or conveyance for purposes of any Federal bankruptcy law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar Federal, state or foreign law to the extent applicable to this Guarantee (the "Applicable Laws").
In the event that this Guarantee would constitute or result in a violation of any Applicable Law, the liability of Sears under this Guarantee shall be reduced to the maximum amount permissible under such Applicable Law

Dated:

November 3, 2003

SEARS, ROEBUCK AND CO.

By: /s/ Glenn R. Richter
-----------------------------
Name:  Glenn R. Richter
Title: Senior Vice President and Chief Financial Officer




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